ASIA ENTERTAINMENT & RESOURCES LTD. ANNOUNCES FIRST HALF 2011 FINANCIAL RESULTS

Hong Kong, China – August 9, 2011 – Asia Entertainment & Resources Ltd. (“AERL” or the “Company”) (NASDAQ: AERL), which operates through its subsidiaries and related promoter companies as VIP room gaming promoters, today announced unaudited financial results for the three and six months ended June 30, 2011.  All currency amounts are stated in United States dollars.

Financial Highlights for the Six Months Ended June 30, 2011 (unaudited)

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Rolling Chip Turnover (a metric used by casinos to measure the aggregate amount of players’ bets and overall volume of VIP gaming room business transacted that is defined below) for the six months ended June 30, 2011 in our VIP gaming rooms in Macau was $8.4 billion, up 94% year-over-year, compared to $4.3 billion in the same period of 2010.

•	Revenue for the six months ended June 30, 2011 was $106.4 million, up 92% from $55.4 million in the same period of 2010.

•
Earnings per share (“EPS”) for the six months ended June 30, 2011, based on net income after gains of $2.8 million change in fair value of contingent consideration for the acquisition of King’s Gaming Promotion Limited (“King’s Gaming”), was $0.93 for basic weighted average shares (approximately 36.7 million) and $0.91 for fully diluted weighted average shares (approximately 37.3 million).

•
Non-GAAP income, before amortization of intangible assets and change in fair value of contingent consideration, grew 76% to $33.8 million in the six months ended June 30, 2011 from $19.2 million (including pre-acquisition profit) in the same period of 2010 due to organic growth, increased lines of credit from the casino license holders, an increase in shareholders’ loans, an increase in cage capital related to the additional capital of $35.5 million from warrant exercises in October 2010, and the addition of the VIP gaming room at the Venetian Macao-Resort-Hotel in connection with the acquisition of King’s Gaming as well as the opening of the VIP gaming room at the Galaxy Resort Macau.

•	Non-GAAP EPS before amortization of intangible assets and change in the fair value of contingent consideration for the six months ended June 30, 2011 was $0.92 for basic and $0.91 for fully diluted.

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Total available cage capital at the end of the first half of 2011 was approximately $201.7 million, up 52.2% from $132.5 million as of December 31, 2010.  The total available cage capital is comprised of markers receivable of $195 million and cash, cash chips and non-negotiable chips of $6.7 million.

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On May 15, 2011, the Company opened a 12 table VIP room at the brand-new Galaxy Macau™ Resort in Cotai through its related promoter company.  On June 16, 2011, the Company closed its VIP operations at the MGM Macau.

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On June 21, 2011, the Company announced that its Board of Directors has authorized a regular cash dividend of $0.10 per outstanding ordinary share each year after the release of the Company’s financial results for the six months ending June 30, and a regular cash dividend after the release of the Company’s annual financial results equaling an amount per outstanding ordinary share equal to (i) 15% of the Company’s non-GAAP net income for the most recently completed fiscal year less the amount paid pursuant to the immediately previous six-month dividend, divided by (ii) the number of ordinary shares outstanding on the record date for such dividend.

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Also on June 21, 2011, the Company announced that its Board of Directors has authorized the establishment of a share repurchase program for the Company to purchase up to two million of its ordinary shares on the open market at prices to be determined by the Company’s management.

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On April 18, 2011, $60,000,000 of the loans owing to Messrs. Lam and Vong were converted into two $30,000,000 interest-free notes ($60,000,000 in the aggregate), due on April 18, 2014, which are convertible into ordinary shares at a price of $20 per share at the option of the holder and callable at the Company's option at $20 per share if the closing price of its ordinary shares for any ten consecutive trading days exceeds $25.

AERL Chairman Lam stated, “The first half of 2011 showed continued strong growth, with another period of sustained revenue growth, as a result of a significant increase in the Rolling Chip Turnover for our VIP gaming rooms in Macau, as well as the addition of the VIP gaming room at the Venetian Macao-Resort-Hotel in November 2010 and the VIP gaming room at the new Galaxy Resort Macau in May 2011.  For the first half of 2011, AERL generated 92% year-over-year revenue growth, exceeding the overall growth in Macau of 44.6% according to the Macau Gaming Inspection and Coordination Bureau (DICJ), while our Non-GAAP income, before amortization of intangible assets and change in fair value of contingent consideration increased 76% from the prior-year period (including pre-acquisition profit).   We expect strong organic growth to continue going forward and are very excited about the recent opening our latest VIP room at the Galaxy Macau in Cotai and we continue to seek further opportunities to increase the number of our VIP rooms. In addition, we are pleased to be in a position to begin paying a regular dividend to our shareholders and providing them with return on their investment.”

The financial figures included in this announcement cover AERL’s unaudited financial results for the three and six months ended June 30, 2011 and June 30, 2010, including results for the period through February 2, 2010, the date on which it acquired all of the stock of Asia Gaming & Resort Limited (“AGRL”), unless otherwise noted.  Prior to the acquisition, the owners of the promoter companies were entitled to all of the net earnings from the operation of the VIP gaming rooms.  As a result of the acquisition, AERL became entitled to all of such earnings. During the six months ended June 30, 2010, net income of $4.3 million was attributable to the pre-acquisition period from January 1, 2010 to February 2, 2010.

The assets, liabilities and the historical operations that are reflected in the financial results are those of AGRL and the promoter companies and are recorded at the historical cost basis of AGRL and the promoter companies. AERL’s assets, liabilities and results of operations are consolidated with the assets, liabilities and results of operations of AGRL subsequent to the acquisition.

Three months ended June 30, 2011 compared to three months ended June 30, 2010

The following table sets forth certain information regarding our unaudited results for the three months ended June 30, 2011 and 2010 (all figures are in $ thousands except ratios and percentages).

	For the Three Months Ended June 30, 2011	For the Three Months Ended June 30, 2010	2011 to 2010

Revenue from VIP gaming operations	$55,203	$30,129	83%
Commission to agents	$33,252	$17,798	87%
Selling, general and administrative expenses	$4,247	$2,450	73%
Operating income before change in fair value of contingent consideration	$16,005	$9,496	69%
Operating income before change in fair value of contingent consideration/Revenue from VIP gaming operations	28.99%	31.52%

Non-GAAP Financial Results

The following Non-GAAP unaudited financial results operations for the three months ended June 30, 2011 and 2010 are used by management to evaluate the financial performance of the Company prior to the deduction of amortization of intangible assets related to the acquisition of King's Gaming (all figure are in $ thousands except ratios and percentages) (see Reconciliation of Non-GAAP to GAAP financial results).

	For the Three Months Ended June 30, 2011	For the Three Months Ended June 30, 2010	2011 to 2010
Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration	$17,271	$9,496	82%
Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration/Revenue from VIP gaming operations	31.29%	31.52%

Rolling Chip Turnover Ratios

Rolling Chip Turnover is used by casinos to measure the volume of VIP gaming room business transacted and represents the aggregate amount of bets gaming patrons make. Bets are wagered with “non-negotiable chips”and winning bets are paid out by casinos in so-called “cash” chips, if they continue to play they have to change the cash chips to non-negotiable chips.

Rolling Chip Turnover ratios are calculated based upon percentages of Rolling Chip Turnover, represent the growth in revenues, expenses and income in comparison to the growth in gaming volume and investors and management to asses the operating efficiencies of the VIP gaming promoters.

The following table sets forth certain information regarding our results related to our Rolling Chip Turnover and certain performance ratios,  for the three months ended June 30, 2011 and 2010 (all figures are in $ thousands except for ratios and percentages).

	For the Three Months Ended June 30, 2011	For the Three Months Ended June 30, 2010	2011 to 2010
Rolling Chip Turnover	$4,331,000	$2,447,000	77%
Revenue from VIP gaming operations/Rolling Chip Turnover	1.27%	1.23%
Commission to agents/Rolling Chip Turnover	0.77%	0.73%
Selling, general and administrative expenses/Rolling Chip Turnover	0.10%	0.10%
Operating income after amortization of intangible assets and before change in fair value of contingent consideration/Rolling Chip Turnover	0.37%	0.39%

Revenue from VIP gaming promotion was $55.2 million for the three ended June 30, 2011, as compared to $30.1 million for the three months ended June 30, 2010, an increase of 83%. Rolling Chip Turnover has increased by $1.9 billion, or 77%, in the three months ended June 30, 2011 as compared to that of the same period in 2010, principally as a result of the following factors:

(i) the acquisition of King's Gaming effective November 1, 2010 and its network of agents;

(ii) increased cage capital as a result of reinvesting profits, increased lines of credit from the casino license holders, increased shareholder loans, and the warrant exercise proceeds of $35.5 million in October 2010; and

(iii) the opening of the Iao Kun VIP room at the Galaxy Resort Macau on May 15, 2011.

Revenue for the three months ended June 30, 2011 from VIP gaming promotion increased in proportion to the increase in Rolling Chip Turnover due to the Iao Kun VIP room in the Star World Hotel and Casino in Downtown Macau, the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau on the Cotai and the Galaxy Resort Macau on the Cotai earning revenues on a fixed 1.25% commission on Rolling Chip Turnover. Fixed commission of 1.25% is effectively equivalent to 2.9% of gross win as a percentage of Rolling Chip Turnover based on a 43% win share (2.9% x 0.43 = 1.25%). In January 2011, Sang Heng increased the number of gaming tables from 11 to 12 at the Galaxy Star World Hotel and Iao Pou decreased the number of gaming tables from 11 to 6 at the MGM Hotel and Casino, and subsequently closed this VIP room on June 16, 2011. The closure of the VIP room at the MGM Hotel and Casino is not expected to materially impact our revenues due to the percentage of revenues in relationship to total Rolling Chip Turnover is less than 10% and our concentration of our business at our other three VIP rooms, which are now all under the fixed 1.25% commission revenue model.

Revenues from VIP gaming promotion, as a percentage of Rolling Chip Turnover, increased 0.04% to 1.27% during the three months ended June 30, 2011, up from 1.23% during the three months ended June 30, 2010, due to lower win rate of 2.54% at the Iao Kun VIP room in MGM Hotel and Casino during the prior period. The VIP rooms in the Star World Hotel and Casino, Venetian Hotel and Casino and Galaxy Resort Macau constitute over 93% of the Company’s revenue.

Availability of cage capital has the most significant impact on revenues. During the second quarter of 2011, additional cage capital was made available as a result of increased lines of credit provided by the casino license holders up to $42,405,000.  Additionally, during the fourth quarter of 2010, additional cage capital was made available as a result of the warrant exercises in October 2010 of $35.5 million, reinvestment of profits and additional shareholder loans. Approximately 95% of our revenues are based upon a fixed commission on Rolling Chip Turnover of approximately $4,331,000,000, which has reduced the risk of volatility associated with our revenues. As a result, we are able to concentrate our marketing efforts and increase our Rolling Chips Turnover. Rolling Chip Turnover is impacted by the availability of cage capital. With the increase in cage capital, we can increase our Rolling Chips Turnover, which then results in increased revenues under the fixed commission revenue model.  As of June 16, 2011, all of our revenue will be based upon a fixed commission on Rolling Chip Turnover.

AERL’s primary expense is commissions to agents, which was $33.3 million in the second quarter of 2011, up 86.9% from $17.8 million in the second quarter of 2010.  The commissions to agents, as a percentage of Rolling Chip Turnover, was 0.77% in the second quarter of 2011, up from 0.73% in the second quarter of 2010 as a result of a higher percentage of commissions paid to non-marker agents and a smaller percentage of direct business in relation to the total Rolling Chip Turnover.  Selling, general and administrative expense increased $1.8 million in the second quarter of 2011 due to increased operating costs from the expanded operations at King’s Gaming and Galaxy Resort Macau and increased management and other costs.  As a percentage of Rolling Chip Turnover, selling, general and administrative expense was 0.10 % in each of the comparative quarters of 2011 and 2010.

Operating income before change in fair value of contingent consideration grew 69% to $16 million in the second quarter of 2011 from $9.5 million in the same period of 2010 due primarily to higher revenue generated from increased Rolling Chip Turnover, organic growth, the reinvestment of accumulated earnings, increased lines of credit from the casino license holders, increased shareholder loans, the $35.5 million from the exercise of warrants in October 2010 as additional cage capital and the acquisition of the VIP gaming room at the Venetian Macao-Resort-Hotel in connection with the Company’s acquisition of King’s Gaming and the opening of the VIP gaming room at Galaxy Resort Macau in May 2011.

Operating Income before change in fair value of contingent consideration margin as a percentage of total revenue was 28.99% in the second quarter of 2011, down from 31.52% in the second quarter of 2010 due to higher commissions paid to non-marker agents and amortization of intangible assets.  Operating income before change in fair value of contingent consideration margin as a percentage of Rolling Chip Turnover was 0.37% for the second quarter of 2011, down from 0.39% in the second quarter of 2010, due primarily to the significant increase in Rolling Chip Turnover in 2011 from the same period in 2010, amortization of intangibles and higher commissions paid to non-marker agents and less direct play.

Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration related to the acquisition of King's Gaming was $17.3 million for the three months ended June 30, 2011 as compared to income, including pre-acquisition profit, of $9.5 million for the three months ended June 30, 2010.  The increase of approximately 82% was principally as a result of (i) the Macau gaming markets continued recovery from the impact of the global economic crisis; (ii) the acquisition of King's Gaming effective November 1, 2010; and (iii) increased cage capital as a result of reinvesting profits, increased lines of credit from the casino license holders, increased shareholder loans, and the warrant exercise proceeds of $35.5 million in October 2010 and (iv) the opening of the Iao Kun VIP room at the Galaxy Resort Macau on May 15, 2011.

 Non-GAAP income as a percentage of VIP gaming revenues was 31.29% for the three months ended June 30, 2011 as compared to 31.52% for the three months ended June 30, 2010.  The decrease as a percentage of VIP gaming revenues was due to higher commissions paid in the current period.

Six months ended June 30, 2011 compared to six months ended June 30, 2010

The following table sets forth certain information regarding our unaudited results for the six months ended June 30, 2011 and 2010 (all figures are in $ thousands except ratios and percentages).

	For the Six Months Ended June 30, 2011	For the Six Months Ended June 30, 2010	2011 to 2010
Revenue from VIP gaming operations	$106,456	$55,408	92%
Revenue from VIP gaming operations	$106,456	$55,408	92%
Commission to agents	$64,283	$31,018	107%
Selling, general and administrative expenses	$7,540	$4,656	62%
Operating income including pre-acquisition income and before change in fair value of contingent consideration	$31,263	$19,160	63%
Operating income including pre-acquisition income and before change in fair value of contingent consideration/Revenue from VIP gaming operations	29.37%	34.58%

Non-GAAP Financial Results

The following Non-GAAP unaudited financial results operations for the six months ended June 30, 2011 and 2010 are used by management to evaluate the financial performance of the Company prior to the deduction of amortization of intangible assets related to the acquisition of King's Gaming (all figures are in $ thousands except ratios and percentages) (see Reconciliation of Non-GAAP to GAAP financial results).

	For the Six Months Ended June 30, 2011	For the Six Months Ended June 30, 2010	2011 to 2010
Non-GAAP income before amortization of intangible assets including pre-acquisition income and change in fair value of contingent consideration	$33,793	$19,160	76%
Non-GAAP income before amortization including pre-acquisition income and change in fair value of contingent consideration/Revenue from VIP gaming operations	31.74%	34.58%

Rolling Chip Turnover Ratios

Rolling Chip Turnover is used by casinos to measure the volume of VIP gaming room business transacted and represents the aggregate amount of bets gaming patrons make. Bets are wagered with “non-negotiable chips” and winning bets are paid out by casinos in so-called “cash” chips, if they continue to play they have to change the cash chips to non-negotiable chips.

Rolling Chip Turnover ratios are calculated based upon percentages of Rolling Chip Turnover, represent the growth in revenues, expenses and income in comparison to the growth in gaming volume and investors and management to asses the operating efficiencies of the VIP gaming promoters.

The following table sets forth certain information regarding our results related to our Rolling Chip Turnover and certain performance ratios,  for the six months ended June 30, 2011 and 2010 (all figures are in $ thousands except for ratios and percentages).

	For the Six Months Ended June 30, 2011	For the Six Months Ended June 30, 2010	2011 to 2010
Rolling Chip Turnover	$8,406,000	$4,340,000	94%
Revenue from VIP gaming operations/Rolling Chip Turnover	1.27%	1.28%
Commission to agents/Rolling Chip Turnover	0.76%	0.71%
Selling, general and administrative expenses/Rolling Chip Turnover	0.09%	0.11%
Operating income including pre-acquisition income and before change in fair value of contingent consideration/Rolling Chip Turnover	0.37%	0.44%

Revenue from VIP gaming promotion was $106.5 million for the six months ended June 30, 2011, as compared to $55.4 million for the six months ended June 30, 2010, an increase of 92%. Rolling Chip Turnover increased by $4.1 billion, or 94%, in the six months ended June 30, 2011 as compared to that of the same period in 2010, principally as a result of the following factors:

(i) the acquisition of King's Gaming effective November 1, 2010 and its network of agents;

(ii) increased cage capital as a result of, reinvesting profits, increased lines of credit from the casino license holders, increased shareholder loans, and the warrant exercises proceeds of $35.5 million in October 2010; and

(iii) the opening of the Iao Kun VIP Room at the Galaxy Resort Macau on May 15, 2011.

Revenue for the six months ended June 30, 2011 from VIP gaming promotion increased in proportion to the increase in Rolling Chip Turnover due to the Iao Kun VIP room in the Star World Hotel and Casino in Downtown Macau, the Wenzhou VIP Room at the Venetian Hotel and Casino in Macau on the Cotai and the Iao Kun VIP room at the Galaxy Resort Macau on the Cotai earning revenues on a fixed 1.25% commission on Rolling Chip Turnover. Fixed commission of 1.25% is effectively equivalent to 2.9% of gross win as a percentage of Rolling Chip Turnover based on a 43% win share (2.9% x 0.43 = 1.25%). Gross win rates for the six months ended June 30, 2011 were 4.21% (Iao Kun VIP room at the MGM Hotel and Casino only). In January 2011, Sang Heng increased the number of gaming tables from 11 to 12 at the Galaxy Star World Hotel and Iao Pou decreased the number of gaming tables from 11 to 6 at the MGM Hotel and Casino, and subsequently closed this VIP room on June 16, 2011. The closure of the VIP room at the MGM Hotel and Casino is not expected to materially impact our revenues due to the percentage of revenues in relationship to total Rolling Chip Turnover is less than 10% and our concentration of our business at our other three VIP rooms, which are now all under the fixed 1.25% commission revenue model.

Revenues from VIP gaming promotion, as a percentage of Rolling Chip Turnover, decreased 0.01% to 1.27% during the six months ended June 30, 2011, down from 1.28% during the six months ended June 30, 2010 due to closure of the Iao Kun VIP room in MGM Hotel and Casino. The VIP rooms in the Star World Hotel and Casino, the Venetian Hotel and Casino and the Galaxy Resort Macau constitute over 93% of the Company’s revenue. The gross win rate for the Iao Kun VIP room in MGM Hotel and Casino was 4.21% for the six months ended June 30, 2011, above the effective gross win average of 2.9% under the 1.25% fixed commission scheme.

Availability of cage capital has the most significant impact on revenues. During the second quarter of 2011, additional cage capital was made available as a result of increased lines of credit provided by the casino license holders up to $42.4 million.  Additionally, during the fourth quarter of 2010, additional cage capital was made available as a result of the warrant exercises in October 2010 of $35.5 million, reinvestment of profits and additional shareholder loans. Approximately 93% of our revenues are based upon a fixed commission on Rolling Chip Turnover of approximately $8.4 billion, which has reduced the risk of volatility associated with our revenues. As a result, we are able to concentrate our marketing efforts and increase our Rolling Chips Turnover. Rolling Chip Turnover is impacted by the availability of cage capital. With the increase in cage capital, we can increase our Rolling Chips Turnover, which then results in increased revenues under the fixed commission revenue model.  As of June 16, 2011, all of our revenue will be based upon a fixed commission on Rolling Chip Turnover.

AERL’s primary expense is commissions to agents, which was $64.3 million in the first half of 2011, up 107% from $31.0 million in the first half of 2011, up from 0.71% in the first half of 2010 as a result of a higher percentage of commissions paid to non-marker agents and a smaller percentage of direct business in relation to the total Rolling Chip Turnover.  Selling, general and administrative expense increased $2.9 million in the first half of 2011 due to increased operating costs from the expanded operations at King’s Gaming and Galaxy Resort Macau and increased management and other costs.  As a percentage of Rolling Chip Turnover, selling, general and administrative expense was 0.09% in the first half of 2011 as compared to 0.11% in the first half of 2010.

Operating income after amortization of intangible assets and before change in the fair value of contingent consideration for the acquisition of King's Gaming, was $31.3 million for the six months ended June 30, 2011 as compared to income of $19.2 million, including pre-acquisition profit for the six months ended June 30, 2010, an increase of approximately 63%, principally as a result of (i) the Macau gaming markets continued recovery from the impact of the global economic crisis; (ii) the acquisition of King's Gaming effective November 1, 2010 and its network of agents; (iii) increased cage capital as a result of reinvesting profits, increased lines of credit from the casino license holders, increased shareholder loans, and the warrant exercise proceeds of $35.5 million in October 2010, and (iv) the opening of the Iao Kun VIP Room at the Galaxy Resort Macau on May 15, 2011.

Operating income after amortization of intangible assets and before change in the fair value of contingent consideration for the acquisition of King's Gaming as a percentage of VIP gaming revenues was 29.37% for the six months ended June 30, 2011 as compared to 34.58% for the six months ended June 30, 2010.  The decrease as a percentage of VIP gaming revenues was due to higher commissions paid to non-marker agents in the current period, a smaller percentage of direct business in relation to total Rolling Chip Turnover and amortization of intangible assets.

Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration related to the acquisition of King's Gaming was $33.8 million for the six months ended June 30, 2011 as compared to income, including pre-acquisition profit, of $19.2 million for the six months ended June 30, 2010.  The increase of approximately 76% was principally as a result of (i) the Macau gaming markets continued recovery from the impact of the global economic crisis; (ii) the acquisition of King's Gaming effective November 1, 2010; and (iii) increased cage capital as a result of reinvesting profits, increased lines of credit from the casino license holders, increased shareholder loans, and the warrant exercises of $35.5 million in October 2010, and (iv) the opening of the Iao Kun VIP room at the Galaxy Resort Macau on May 15, 2011.

Non-GAAP income before amortization of intangible assets and change in fair value of contingent consideration related to the acquisition of King's Gaming as a percentage of VIP gaming revenues was 31.74% for the six months ended June 30, 2011 as compared to 34.58% for the six months ended June 30, 2010.  The decrease as a percentage of VIP gaming revenues was due to higher commissions paid in the current period, a smaller percentage of direct business in relation to total Rolling Chip Turnover.

Non-GAAP Financial Measure

Our calculation of non-GAAP income (operating income before amortization of intangible assets and change in fair value of contingent consideration) and Non-GAAP EPS for the three and six months ended June 30, 2011, differs from EPS based on net income because it does not include amortization of intangible assets and change in fair value of contingent consideration.  We use this information internally in evaluating our operations and believe this information is important to investors because it provides a complete picture of our operations for the entire period and is more accurately comparable to the prior-year period.  Notwithstanding the foregoing, Non-GAAP income and EPS should not be considered an alternative to, or more meaningful than, net income and EPS as determined in accordance with GAAP.   The following is a reconciliation of our net income to Non-GAAP income and GAAP EPS to our Non-GAAP EPS:
	For the Three Months Ended June 30, 2011	For the Six Months Ended June 30, 2011

Net Income attributable to ordinary shareholders	$21,147,521	$34,033,921

Amortization of intangible assets	1,265,657	2,529,726

Change in fair value of contingent consideration	(5,142,653)	(2,770,683)

Non-GAAP income (before amortization of intangible assets and change in fair value of contingent consideration)	$17,270,525	$33,792,964

Note: for 2010, GAAP and non-GAAP income are the same for each period presented.

	For the Three Months Ended June 30, 2011		For the Six Months Ended June 30, 2011
	Basic	Fully Diluted	Basic	Fully Diluted

Earnings per share attributable to ordinary shareholders	$0.54	$0.54	$0.93	$0.91

Amortization of intangible assets	0.03	0.03	0.07	0.07

Change in fair value of contingent consideration	(0.13)	(0.13)	(0.08)	(0.07)

Non-GAAP Earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$0.44	$0.44	$0.92	$0.91

Cash Flow and Balance Sheet Highlights

As of June 30, 2011, total available cage capital was approximately $201,673,000.  The total available cage capital is comprised of markers receivable of approximately $194,930,000 and cash, cash chips and non-negotiable chips of approximately $6,717,000. AERL’s related parties have increased financing slightly from $61,066,220 as of December 31, 2010 to $64,288,974 for the six months ended June 30, 2011, an increase of $3,222,754 million. In addition, $60,000,000 million of the loans were converted to convertible long-term loans.  AERL’s related parties have provided financing of $64,288,974 and have guaranteed the lines of credit with the casino license holders as well as uncollectible markers (if any), which further reasonably demonstrates the strong commitment from the principals to the continual success of the operations. See the description of the loans above under “Profit Interest Agreements.”

As of June 30, 2011, AERL had a total cash balance of $7,487,070. Cash used in operations was $9,506,546 for the six months ended June 30, 2011 compared to cash used in operations of $34,695,795 in the same period in 2010 as a result of the implementation by the Promoter Companies to fund the marker system with agents. Additional cash used for providing markers was $74,789,780 during the six months ended June 30, 2011 compared to $62,429,285 for the same period in 2010.

We have received lines of credit of approximately $38,550,000 from the Galaxy Casino, S.A., increased from $12,850,000 as well as a line of credit from the Venetian of $3,855,000.

Throughout the year, we may receive advance payments on commissions earned prior to the end of the month in which they were earned.  For the month of June 2011, we had the following revenues, advanced commission payments and net receivable:

Commissions earned June 2011	$18,142,588
Commission received prior to June 30, 2011	14,648,964
Net commissions receivable	$3,493,624

Outlook for 2011

For the first seven months of 2011, AERL’s Rolling Chip Turnover averaged $1.517 billion per month.  The Company’s Rolling Chip Turnover year-to-date through July 2011 in Macau was $10.618 billion, an increase of 104% year-over-year, compared to $5.213 billion for the first seven months of 2010.

Chairman Lam further stated, “Aided by the addition of the VIP gaming room at the Venetian Macao-Resort-Hotel and new VIP gaming room at Galaxy Resort Macau, we are forecasting continued double-digit growth in Rolling Chip Turnover for 2011. From July onwards, we are increasing our Rolling Chip Turnover guidance for our three existing VIP rooms in Macau of $1.7 billion per month from $1.3 billion per month as stated in our earlier guidance.”

“We believe that for remainder of 2011, all of our business will be on a fixed commission basis. We are increasing our Non-GAAP income guidance from $62 million to $68 million to  $70 million to $77 million for 2011 based on the current and expected performance of our existing three VIP gaming rooms in Macau,” concluded Chairman Lam.

Casino Revenue Compensation Methods

In Macau, two remuneration methods are used to compensate VIP room gaming promoters. On a fixed commission basis, VIP room gaming promoter revenues are based on an agreed percentage of Rolling Chip Turnover. On a win/loss split basis, the VIP room gaming promoter receives an agreed percentage of the “win” in the VIP gaming room (plus certain incentive allowances), and is required to also bear the same percentage of loss that might be incurred. Compared to the fixed commission basis, the win/loss split basis subjects the VIP room gaming promoter to the risk of losses from the gaming patron’s activity and greater volatility.

AERL now conducts all of its business on a fixed commission basis. The VIP room at the MGM Hotel and Casino, which was closed on June 16, 2011 to focus our resources in our fixed commission VIP gaming rooms, operated at an approximate 43% (including certain incentive allowances) win/loss split basis.  At this rate, and assuming a win rate (the statistical percentage of the total amount bet that a casino wins) of 2.90%, AERL would have the same revenues at the MGM Hotel and Casino as if it operated under a 1.25% fixed commission basis.  However, if the win rate exceeded 2.90%, AERL would have more revenues than if it operated on the 1.25% fixed commission basis. AERL’s revenues are now all directly related to Rolling Chip Turnover, and the Company is concentrating its marketing efforts to increase the number of patrons and the amount of play at its VIP gaming rooms that operate under the 1.25% fixed commission basis.  Consequently, in order to increase the Rolling Chip Turnover, the Company reinvests its net income to increase the amount of cage capital available to finance increased patron activity.

Definition of Rolling Chip Turnover

Rolling Chip Turnover is used by casinos to measure the volume of VIP business transacted and represents the aggregate amount of bets players make. Bets are wagered with "non-negotiable chips” and winning bets are paid out by casinos in so-called "cash” chips. "Non-negotiable chips” are specifically designed for VIP players to allow casinos to calculate the commission payable to VIP room gaming promoters. Commissions are paid based on the total amount of "non-negotiable chips” purchased by each player. VIP room gaming promoters therefore require the players to "roll,” from time to time, their "cash chips” into "non-negotiable” chips for further betting so that they may receive their commissions (hence the term "Rolling Chip Turnover”). Through the promoters, "non-negotiable chips” can be converted back into cash at any time. Betting using rolling chips, as opposed to using cash chips, is also used by the DICJ (Macau Gaming Control Board) to distinguish between VIP table revenue and mass market table revenue.

About Asia Entertainment & Resources Ltd.

AERL, formerly known as CS China Acquisition Corp., acquired Asia Gaming & Resort Limited (“AGRL”) on February 2, 2010.  AERL is a holding company which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, and is entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms.  AERL’s VIP room gaming promoters currently participate in the promotion of three major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world.   One VIP gaming facility is located in the luxury 5-star hotel, the Star World Hotel & Casino in downtown Macau, which is operated by Galaxy Casino, S.A.  Another VIP gaming room is located in the all new Galaxy Resort Macau in Cotai, which is operated by Galaxy Casino, S.A.   The third VIP gaming room is located at the Venetian Macao-Resort-Hotel in Cotai.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of AERL's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for AERL’s VIP room gaming promoters’ VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons’ skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by AERL’s VIP room gaming promoters’ gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms’ actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms’ win rates.

ASIA ENTERTAINMENT & RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Unaudited)
	June 30, 2011	December 31, 2010
	(Unaudited)

ASSETS
CURRENT ASSETS

Cash and Cash Equivalents	$7,487,070	$13,843,622
Accounts Receivable, Net	3,493,623	10,802,582
Markers Receivable	194,930,173	120,140,393
Prepaid Expenses and Other Assets	69,445	152,869
Total Current Assets	205,980,311	144,939,466

Intangible Assets (net of accumulated amortization of $3,371,620 at June 30, 2011 and $842,712 at December 31, 2010, respectively)	57,505,974	60,110,307

Goodwill	14,989,851	15,008,424

TOTAL ASSETS	$278,476,136	$220,058,197

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES

Lines of Credit Payable	$33,670,935	$11,840,640
Accrued Expenses	13,082,727	10,815,135
Payable-King's Gaming Acquisition, current portion	12,922,063	12,835,395
Loan payable, shareholders, current	4,288,974	61,066,220
Total Current Liabilities	63,964,699	96,557,390

Loan payable, shareholders	60,000,000	-

Long-term Payable-King's Gaming Acquisition, net of current portion	35,101,638	38,022,169
Total Liabilities	159,066,337	134,579,559

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value Authorized 200,000,000 shares; issued and outstanding 38,804,064 at June 30, 2011, 22,544,064 at December 31, 2010	3,881	2,255
Additional paid-in capital	52,581,098	52,581,098
Retained Earnings	66,969,114	32,936,819
Accumulated Other Comprehensive Income	(144,294)	(41,534)
Total Shareholders' Equity	119,409,799	85,478,638

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$278,476,136	$220,058,197

ASIA ENTERTAINMENT & RESOURCES LTD
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (Unaudited)

	For the Three Months Ended June 30, 2011	For the Three Months Ended June 30, 2010	For the Six Months Ended June 30, 2011	For the Six Months Ended June 30, 2010
Revenue from VIP gaming operations	$55,202,878	$30,128,603	$106,456,097	$55,407,972

Expenses
- Commission to agents	33,252,021	17,798,162	64,282,976	31,018,040
- Selling, general and administrative expenses	4,247,329	2,449,975	7,539,614	4,665,817
- Special Rolling Tax	433,003	244,811	840,543	434,177
- Amortization of intangible assets	1,265,657	-	2,529,726	-
- NASDAQ listing expenses	-	140,000	-	140,000

Total Expenses	39,198,010	20,632,948	75,192,859	36,248,034

Operating income including pre-acquisition
profit and before change in fair value of contingent consideration	16,004,868	9,495,655	31,263,238	19,159,938

Prior owners' interest in pre-acquisition profit	-	-	-	(4,329,385)

Operating Income attributable to ordinary
shares before change in fair value of contingent consideration	16,004,868	9,495,655	31,263,238	14,830,553

Change in fair value of contingent consideration for acquisition of King’s Gaming	5,142,653	-	2,770,683	-

Net Income Attributable
to Ordinary Shareholders	21,147,521	9,495,655	34,033,921	14,830,553

Other Comprehensive Loss
Foreign Currency
- Translation adjustment	(7,611)	(23,579)	(102,760)	(24,256)

Total Other Comprehensive Income	$21,139,910	$9,472,076	$33,931,161	$14,806,297

Net Income Per Share
Basic	$0.54	$0.76	$0.93	$1.22
Diluted	$0.54	$0.49	$0.91	$0.80

Weighted average shares outstanding
Basic	38,824,025	12,572,916	36,730,655	12,158,912
Diluted	39,153,220	19,507,035	37,250,755	18,520,652

 Conference Call and Replay Information

AERL will conduct a conference call to discuss the financial results on Wednesday, August 10 at 10:30AM EDT/10:30PM Macau. To participate, please dial one of the following numbers at least 10 minutes prior to the scheduled start of the call:

1-877-879-6184 (United States/Canada)
10-800-714-1511 (North China)
10-800-140-1377 (South China)
800-968-835 (Hong Kong)
800-101-2323 (Singapore)
0808-101-7162 (United Kingdom)
1-719-325-4817 (Other International)

Interested parties may also access the live call on the Internet at www.aerlf.com (select Events and Presentations).  Following its completion, a replay of the call can be accessed on the Internet at the above link or for one week by calling either 1-877-870-5176 (U.S. callers) or 1-858-384-5517 (International callers) and providing conference ID 9845258.

Contact:
Asia Entertainment & Resources Ltd.
James Preissler, +1 646 450 8808
preissj@aerlf.com

William Schmitt, ICR
203-682-8294
william.schmitt@icrinc.com